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SEC Mail Processing Section

FEB 27 2008

Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL DESIGNS CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 W. BASELINE RD., #10
(No. and Street)

CLAREMONT (City) CA (State) 91711 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SEAN BILECKI 909-626-1642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GYL Decauwer LLP
(Name – *if individual, state last, first, middle name*)

8577 HAVEN AVE (Address) RANCHO CUCAMONGA (City) CA (State) 91730 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/13/08

OATH OR AFFIRMATION

I, SEAN BILECKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL DESIGNS CORPORATION, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P., CHIEF FINANCIAL OFFICER
Title

Notary Public

MARIA MORTON
Commission # 1632359
Notary Public - California
Los Angeles County
My Comm. Expires Jan 17, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Designs Corporation Inc.

FINANCIAL STATEMENTS

December 31, 2007

Financial Designs Corporation Inc.
TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Report on Internal Control Structure	2-3
Statement of Financial Condition (Exhibit I)	4
Statement of Operations and Comprehensive Income (Exhibit II)	5
Statement of Cash Flows (Exhibit III)	6
Statement of Changes in Stockholders' Equity (Exhibit IV)	7
Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Exhibit V)	7
Computation of Net Capital (Schedule 1)	8
Reconciliation of Net Capital (Schedule 1)	8
Computation of Net Capital Requirements (Schedule 2)	9
Computation of Aggregate Indebtedness (Schedule 2)	9
Notes to Financial Statements	10-11

GYL Decauwer LLP
Certified Public Accountants Business Consultants

Dennis E. Decauwer, CPA
John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Cassie Smith, CPA

INDEPENDENT AUDITORS' REPORT

Financial Designs Corporation Inc.
Claremont, California

We have audited the accompanying statement of financial condition of Financial Designs Corporation Inc. as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Designs Corporation Inc. at December 31, 2007 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GYL Decauwer LLP

Rancho Cucamonga, California
February 22, 2008

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

9820 Willow Creek Rd.
Suite 240
San Diego
CA 92131

858.653.5999
800.584.4594
FAX 858.653.5960

gyld@gyldecauwer.com
www.gyldecauwer.com

GYL Decauwer LLP
Certified Public Accountants · Business Consultants

Dennis E. Decauwer, CPA
John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Cassie Smith, CPA

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Financial Designs Corporation Inc.
Claremont, California

In planning and performing our audit of the financial statements and supplemental schedules of Financial Designs Corporation Inc. (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

9820 Willow Creek Rd.
Suite 240
San Diego
CA 92131

858.653.5999
800.584.4594
FAX 858.653.5960

gyld@gyldecauwer.com
www.gyldecauwer.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GYL Decauwer LLP

Rancho Cucamonga, California
February 22, 2008

Financial Designs Corporation Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Current Assets	
Cash	$ 129,838
Investments	87,801
Commissions receivable	33
Total Current Assets	217,672
Property and Equipment	
Office furniture & equipment	66,311
Less accumulated depreciation	57,320
Net Property and Equipment	8,991
Other Assets	
Loan to stockholder	15,000
Total Assets	$ 241,663

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 13,445
Accrued expenses	150
Salaries payable	18,788
Total Current Liabilities	32,383
Stockholders' Equity	
Common stock	3,000
Retained earnings (Exhibit IV)	206,280
Total Stockholders' Equity	209,280
Total Liabilities and Stockholders' Equity	$ 241,663

The accompanying notes are an integral part of these financial statements

Financial Designs Corporation Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2007

Revenue	
Commissions	$ 84,077
Management fees	1,508,590
Interest & dividends	8,226
Tax preparation income	25,502
Total Revenue	1,626,395
Operating Expenses	
Advertising	5,873
Asset allocation fees	18,442
Bank service charges	9,523
Commissions paid	76,909
Computer consulting	5,475
Dues & subscriptions	2,804
Insurance	45,020
Lease - equipment	75,620
Lease - office	36,302
Legal & accounting	7,016
Marketing	7,668
Medical reimbursement	16,360
Office salaries	511,039
Office supplies	118,755
Officers' salaries	594,000
Payroll taxes	50,887
Regulatory fees	3,781
Retainer fees & costs	430
Retirement plan	12,193
Seminars	32,491
Tax processing	7,651
Utilities & telephone	15,882
Total Operating Expenses	1,654,121
Income (Loss) Before Other Income	(27,726)
Other Income	
Net gain on sale of securities	23,601
Income (Loss) Before Taxes	(4,125)
Income Taxes	1,678
Net Income (Loss)	$ (5,803)

The accompanying notes are an integral part of these financial statements

Financial Designs Corporation Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

Cash Flows from Operating Activities	
Net income (loss)	$ (5,803)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
(Increase) decrease in investments	(11,596)
(Increase) decrease in commissions receivable	537
Increase (decrease) in accounts payable	13,445
Increase (decrease) in salaries payable	3,468
Increase (decrease) in accrued expenses	(971)
Net Cash Provided (Used) by Operating Activities	(920)
Cash Flows from Financing Activities	
Dividends paid	(4,000)
Net Cash Provided (Used) by Financing Activities	(4,000)
Net Increase (Decrease) in Cash	(4,920)
Cash - Beginning	134,758
Cash - Ending	$ 129,838

Exhibit IV

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Balance - January 1, 2007	$ 219,837
Net income (loss) for the year ended December 31, 2007 (Exhibit II)	(5,803)
Accumulated Other Comprehensive Income	(4,754)
Balance - December 31, 2007	$ 209,280

Exhibit V

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance - January 1, 2007	$ NONE
Activity - January 1, 2007 to December 31, 2007	NONE
Balance - December 31, 2007	$ NONE

Financial Designs Corporation Inc.
December 31, 2007

COMPUTATION OF NET CAPITAL

Total ownership equity - Exhibit I			$ 209,280
Deduct:			
Non-allowable assets:			
Loan to stockholder			15,000
Fixed assets - net of depreciation			8,991
			23,991
Deduct:			
Haircuts on securities			
Trading and investment securities			
Money funds	$ 86,800 x 2%	$ 1,736	1,736
Net Capital			$ 183,553

RECONCILIATION OF NET CAPITAL

Net Capital Per Focus Report - Part II	$ 183,553
Audit Adjustments	-0-
Change in non-allowable assets resulting from adjustment	-0-
Net Capital	$ 183,553

Financial Designs Corporation Inc.
December 31, 2007

COMPUTATION OF NET CAPITAL REQUIREMENTS

Net Capital Requirement, 6-2/3% of Aggregate Indebtedness	$ 2,160
Minimum Dollar Net Capital Requirement	$ 50,000
Applicable Amount, Larger of Above	$ 50,000
Net Capital in Excess of Minimum Requirement	$ 133,553
Excess Net Capital Over 10% of Aggregate Indebtedness	$ 180,315
Excess Net Capital Over 15% of Aggregate Indebtedness	$ 178,696

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities - Exhibit I	$ 32,383
Drafts for Immediate Credit	NONE
Total aggregate indebtedness	$ 32,383
Percentage of Aggregate Indebtedness to Net Capital	17.64

Note 1. Significant Accounting Policies

The Company is a broker-dealer of securities registered with the Securities and Exchange Commission (SEC) and various exchanges and the Financial Industry Regulatory Authority (FINRA) formerly known as National Association of Securities Dealers (NASD). They are located in Claremont, California and have been in operation since March 9, 1981.

Security transactions, commission income and related expenses are recorded in the accounts on a settlement date basis which is generally three business days after trade date.

Office furniture and equipment over $ 1,000 are recorded at cost and are being depreciated over five to seven years as determined by management utilizing the straight-line and accelerated methods.

Preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Investments - The Company's investments at balance sheet date were all money market funds.

Note 2. Net Capital Requirements

As a member of the Financial Industry Regulatory Authority (FINRA) formerly known as National Association of Security Dealers, the Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires that the Company maintain a ratio of aggregate indebtedness to net capital as defined not exceeding 15 to 1. At December 31, 2007, that ratio for the Company was .18 to 1. Net capital as defined amounted to $ 183,553 which exceeds the minimum requirements of $ 50,000.

Note 3. Lease Obligations

The Company currently leases its business premises on a ten year lease for $ 4,584 per month. The lease currently expires on April 30, 2015.

Minimum future rental payments in excess of one year as of December 31, 2007 are expected to be as follows:

Period ended December 31,	Amount
2008	$ 55,008
2009	55,008
2010	55,008
2011	55,008
Thereafter	183,360
	$ 403,392

Note 4. Income Taxes

The components of the income tax provision are as follows:

Current	$ 1,678

GYL Decauwer LLP CPAs & Business Consultants

Note 5. Concentration of Credit Risk

The Company maintains its cash balances at several financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At December 31, 2007, the Company's uninsured balance is approximately $ 25,000.

Note 6. Related Party Transactions

The Company leases furnishings and equipment on a month-to-month basis for $ 6,317 per month. This lease is payable to a stockholder.

The Company loaned money to a stockholder. The loan has an interest rate of 6% payable monthly. The note is due and payable on May 1, 2015 if not paid before.

Note 7. Common Stock

The Company has authorized 100,000 shares and 1,000 shares issued and outstanding.

Note 8. Pension Plan

The Company has a discretionary Simple IRA plan. All employees are eligible once they meet the requirements of compensation and service years.

GYL Decauwer LLP
Certified Public Accountants Business Consultants

Dennis E. Decauwer, CPA
John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Cassie Smith, CPA

February 22, 2008

To: Securities and Exchange Commission
Financial Industry Regulatory Authority, (formerly NASD, Inc.)

Financial Designs Corporation is a fully disclosed Broker/Dealer. Their clearing broker is Emmett A. Larkin Co., Inc.

Financial Designs Corporation does not carry customer accounts or hold customer funds, and does not perform custodial functions relating to customer securities. Financial Designs Corporation claims exemption from the Reserve Requirement of Rule 15c3-3 pursuant to (k)(2)(ii).

Sincerely,

GYL Decauwer LLP

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

9820 Willow Creek Rd.
Suite 240
San Diego
CA 92131

858.653.5999
800.584.4594
FAX 858.653.5960

gyld@gyldecauwer.com
www.gyldecauwer.com

GYL Decauwer LLP
Certified Public Accountants · Business Consultants

Dennis E. Decauwer, CPA
John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Cassie Smith, CPA

February 22, 2008

To: Securities and Exchange Commission
Financial Industry Regulatory Authority, (formerly NASD, Inc.)

Financial Designs Corporation is a fully disclosed Broker/Dealer. Their clearing broker is Emmett A. Larkin Co., Inc.

Financial Designs Corporation does not carry customer accounts or hold customer funds, and does not perform custodial functions relating to customer securities. Financial Designs Corporation claims exemption from the Possession or Control Requirements of Rule 15c3-3 pursuant to (k)(2)(ii).

Sincerely,

GYL Decauwer LLP

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

9820 Willow Creek Rd.
Suite 240
San Diego
CA 92131

858.653.5999
800.584.4594
FAX 858.653.5960

gyld@gyldecauwer.com
www.gyldecauwer.com

GYL Decauwer LLP
Certified Public Accountants · Business Consultants

Dennis E. Decauwer, CPA
John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Cassie Smith, CPA

February 22, 2008

To: Securities and Exchange Commission
Financial Industry Regulatory Authority, (formerly NASD, Inc.)

Enclosed is a computation of Net Capital under SEC Rule 15c 3-1. In our annual audited report for fiscal year ended December 31, 2007, we have found no difference between our computations of net capital and Financial Designs Corporations' computation of net capital as determined on the Focus 2A report filed for fiscal year ending December 31, 2007.

Sincerely,

GYL Decauwer LLP

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

9820 Willow Creek Rd.
Suite 240
San Diego
CA 92131

858.653.5999
800.584.4594
FAX 858.653.5960

gyld@gyldecauwer.com
www.gyldecauwer.com

GYL Decauwer LLP
Certified Public Accountants · Business Consultants

Dennis E. Decauwer, CPA
John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Cassie Smith, CPA

February 22, 2008

To: Securities and Exchange Commission
Financial Industry Regulatory Authority, (formerly NASD, Inc.)

Report Regarding Material Inadequacies

We have examined the financial statements of Financial Designs Corporation as of December 31, 2007. Our Accountants Report was dated February 22, 2008.

Pursuant to Rule 17a-5(d)(I), no material inadequacies were found to exist.

Our audit was made in accordance with generally accepted auditing standards and included a review of the books, records, accounting systems, bank statements, mutual fund statements, general ledger, blotter, products sales ledger, internal accounting controls, and procedures for safeguarding securities. We reviewed the Statement of Financial Position, the Statement of Operations, the Statement of Cash Flows, the Statement of Changes in Stockholders' Equity and the Computation of Net Capital. The scope of the audit and review of the accounting system were sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed.

In addition, the audit involved reviews of the practices and procedures followed by the client:

1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2) in filing the various Focus Reports;
3) in monitoring insider trading and suspicious trades.

GYL Decauwer LLP

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

9820 Willow Creek Rd.
Suite 240
San Diego
CA 92131

858.653.5999
800.584.4594
FAX 858.653.5960

gyld@gyldecauwer.com
www.gyldecauwer.com

END